ABSA

RECEIVED
2005 JUN -8 A 8:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

01 June 2005


05008664

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

FAX: 09 1 202 942 9624

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: PROFIT AND DIVIDEND ANNOUNCEMENT

Attached please find a copy of Absa Group Limited's Profit and Dividend Announcement as published on the Johannesburg Securities Exchange's News Service (SENS) on Monday, 30 May 2005, for the financial year ended 31 March 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

ABSA GROUP LIMITED
PROFIT AND DIVIDEND ANNOUNCEMENT
JSE Code: ASA
ISIN: ZAE000013389

SALIENT FEATURES

	Year ended 31 March			
	2005	2004	Change	2003
			%	
Income Statement (Rm)				
Headline earnings	5,484	4,447	23.3	3,441
Attributable income	5,511	4,505	22.3	3,391
Balance Sheet (Rm)				
Total assets	348,686	306,848	13.6	269,064
Total advances	268,240	222,395	20.6	199,297
Total deposits and current accounts	278,582	234,380	18.9	222,056
Financial Performance (%)				
Return on average equity	25.5	24.6		21.4
Return on average assets, excluding acceptances	1.68	1.55		1.35
Operating Performance (%)				
Net interest margin on average assets	3.27	3.40		3.45
Net interest margin on average interest-bearing assets	3.69	3.87		3.80
Charge for impairment of advances to average advances	0.52	0.90		1.02
Non-performing advances as % of total Advances	2.2	3.8		5.1
Non-interest income as % of operating Income	53.0	52.5		50.8
Cost-to-income ratio	56.8	57.1		60.0
Share Statistics (cents)				
Number of shares in issue (million)	655.1	651.1		651.5
Weighted average number of shares (million)	652.1	645.9		651.5
Weighted average diluted number of shares (million)	677.3	651.3		651.5
Headline earnings per share	841.0	688.5	22.1	528.1
Diluted headline earnings per share	811.1	682.8	18.8	528.1
Earnings per share	845.1	697.5	21.2	520.5
Diluted earnings per share	815.1	691.7	17.8	520.5
Dividends per share relating to income for the year	295.0	182.0	62.1	145.0
Dividend cover (times)	2.9	3.8		3.6
Net asset value per share	3,640	2,996	21.5	2,589
Capital adequacy (%)				
Absa Bank	11.7	12.3		11.5
Absa Group	12.2	13.0		12.5

GROUP. INCOME STATEMENT

	For the year ended 31 March			
	2005	2004	Change	2003
	Rm	Rm	%	Rm
Interest income	27,132	28,901	(6.1)	30,299
Interest expense	(16,568)	(19,183)	13.6	(21,467)
Net interest income	10,564	9,718	8.7	8,832
Impairment of advances	(1,283)	(1,900)	32.5	(1,957)
Income from lending activities	9,281	7,818	18.7	6,875
Non-interest income	11,914	10,753	10.8	9,127
Operating income	21,195	18,571	14.1	16,002
Operating expenditure	(12,761)	(11,679)	(9.3)	(10,731)
Indirect taxation	(780)	(672)	(16.1)	(695)
Impairment charge	(137)	(116)	(18.1)	(103)
Net income from operations	7,517	6,104	23.1	4,473
Share of associated companies' income	116	119	(2.5)	92
Net income before taxation	7,633	6,223	22.7	4,565
Taxation	(2,048)	(1,627)	(25.9)	(1,104)
Net income after taxation	5,585	4,596	21.5	3,461
Minority shareholders' interest	(74)	(91)	18.7	(70)
Net income attributable to				
shareholders	5,511	4,505	22.3	3,391
Headline earnings	5,484	4,447	23.3	3,441

DETERMINATION OF HEADLINE EARNINGS

	For the year ended 31 March			
	2005	2004	Change	2003
	Rm	Rm	%	Rm
Headline earnings is determined as follows:				
Net income attributable to shareholders	5,511	4,505	22.3	3,391
Net profit on disposal of property and				
equipment	(14)	(45)	68.9	(30)
Net profit on disposal of available-for-				
sale assets and strategic investments	(150)	(166)	9.6	(16)
Impairment of strategic and available-for-sale investments, associated				
companies and property	30	104	(71.2)	-
Goodwill impaired and written-off	107	49	>100.0	96
Headline earnings	5,484	4,447	23.3	3,441

GROUP BALANCE SHEET

	At 31 March			
	2005	2004	Change	2003
	Rm	Rm	%	Rm
Assets				
Cash and short-term assets	15,184	14,068	7.9	12,617
Money market assets	5,002	3,688	35.6	5,084
Capital market assets	5,940	9,161	(35.2)	10,471
Statutory liquid asset portfolio	14,384	12,598	14.2	12,970
Advances	268,240	222,395	20.6	199,297
Derivative and trading assets	18,534	28,267	(34.4)	13,469
Other assets	8,157	5,846	39.5	5,997
Deferred taxation	181	167	8.4	223
Taxation	5	28	(82.1)	15
Investments	8,412	5,792	45.2	3,506
Associated companies	604	624	(3.2)	450
Property and equipment	2,683	2,597	3.3	2,613
Intangible assets	58	50	16.0	55
Goodwill	139	84	65.5	132
Client liabilities under acceptances	1,163	1,483	(21.6)	2,165
Total assets	348,686	306,848	13.6	269,064
Shareholders' equity and liabilities				
Share capital	1,310	1,291	1.5	1,303
Share premium	1,611	1,309	23.1	1,532
Reserves	20,816	16,750	24.3	14,031
Shareholders' equity	23,737	19,350	22.7	16,866
Minority shareholders' equity	228	171	33.3	241
Total shareholders' and minority shareholders' equity	23,965	19,521	22.8	17,107
Liabilities				
Deposits and current accounts	278,582	234,380	18.9	222,056
Derivative and trading liabilities	21,638	30,856	(29.9)	12,050
Other liabilities	7,723	6,256	23.4	5,745
Deferred taxation	2,063	1,331	55.0	1,451
Taxation	489	567	(13.8)	327
Provisions	1,509	1,272	18.6	1,081
Insurance funds	5,964	4,115	44.9	1,396
Other borrowed funds	5,590	7,067	(20.9)	5,686
Liabilities to clients under				
Acceptances	1,163	1,483	(21.6)	2,165
Total liabilities	324,721	287,327	13.0	251,957
Total shareholders' equity and liabilities	348,686	306,848	13.6	269,064
Contingent liabilities	16,630	16,637	0.0	14,275

GROUP. STATEMENT OF CHANGES IN EQUITY

	At 31 March		
	2005	2004	2003
	Rm	Rm	Rm
Share capital	1,310	1,291	1,303
Opening balance	1,291	1,303	1,303
Shares bought back	-	(1)	-
Shares issued	8	-	-
Consolidation of staff share incentive trust	11	(11)	-
Share premium	1,611	1,309	1,532
Opening balance	1,309	1,532	1,532
Utilised during share buy back	-	(19)	-
Shares issued	112	-	-
Consolidation of staff share incentive trust	190	(204)	-
Non-distributable reserves	331	755	443
Opening balance	755	443	1,408
AC 133 opening balance adjustments	-	507	-
Movement in foreign currency translation reserve	30	(286)	(711)
Movement in regulatory general credit risk reserve	(332)	(119)	-
Movement in available-for-sale assets reserve	(75)	(2)	-
Movement in cash flow hedges reserve	(56)	95	-
Movement in insurance contingency reserve	31	34	(5)
Changes in value of investments held by short-term insurance companies	-	(5)	(300)
Movement in associated companies' retained earnings reserve	(22)	88	51
Distributable reserves	20,485	15,995	13,588
Opening balance	15,995	13,588	11,092
AC 133 opening balance adjustments	-	(1,165)	-
Consolidation of staff share incentive trust and other	(4)	97	-
Transfer (to) insurance contingency Reserve	(31)	(34)	(29)
Transfer from/(to) associated companies' retained earnings reserve	20	(92)	(65)
Transfer from regulatory general credit risk reserve	332	119	-
Attributable income	5,511	4,505	3,391
Dividends paid during the year	(1,338)	(1,023)	(801)
Total shareholders' equity at end of year	23,737	19,350	16,866

GROUP CASH FLOW STATEMENT

	Year ended 31 March		
	2005	2004	2003
	Rm	Rm	Rm
Cash flows from operating activities			
Cash inflow from operating activities	11,017	9,293	7,715
Net decrease in operating funds	(2,182)	(3,290)	(3,802)
Taxation paid	(2,125)	(1,890)	(1,929)
Net cash inflow from operating activities	6,710	4,113	1,984
Net cash outflow from investing activities	(3,063)	(2,780)	(1,012)
Net cash (outflow)/inflow from financing Activities	(2,526)	422	677
Net increase in cash and short-term assets	1,121	1,755	1,649
Cash and short-term assets at beginning of year	14,068	12,617	11,688
Other movements	(5)	(304)	(720)
Cash and short-term assets at end of year	15,184	14,068	12,617

PROFIT CONTRIBUTION BY BUSINESS AREA

	For the year ended 31 March			
	2005	2004	Change	2003
	Rm	Rm	%	Rm
Banking operations				
Retail banking	2,406	1,771	35.9	1,159
Absa Private Bank	18	1	>100.0	-
Personal Financial Services	203	171	18.7	183
Retail Banking Services	404	263	53.6	231
Flexi Banking Services	203	125	62.4	96
Absa Home Loans	897	764	17.4	447
Repossessed Properties	(49)	(142)	65.5	(241)
Absa Card	440	355	23.9	279
Small Business	290	234	23.9	164
Commercial banking	1,403	992	41.4	714
Business Banking Services	844	589	43.3	425
Absa Vehicle and Asset Finance (AVAF)	559	403	38.7	289
Wholesale banking	843	684	23.2	807
African operations	72	75	(4.0)	91
Capital and funding centre	(159)	(60)	>(100.0)	-
Total banking	4,565	3,462	31.9	2,771
Insurance, fiduciary and investment Operations				
Financial services	1,124	890	26.3	604
Corporate centre	(205)	95	>(100.0)	66
Total headline earnings	5,484	4,447	23.3	3,441

Profit and dividend announcement

Introduction

Absa continues to deliver sustainable earnings growth

Absa Group Limited is pleased to announce headline earnings of R5 484 million (841,0 cents per share) for the year ended 31 March 2005. This represents growth of 23,3% when compared with the headline earnings of R4 447 million (688,5 cents per share) for the previous financial year. Diluted headline earnings per share increased by 18,8% to 811,1 cents per share.

Return on average assets improved from 1,55% to 1,68% and the Group delivered a return of 25,5% on average shareholders' equity (March 2004: 24,6%). A final dividend of 200 cents per share has been declared, bringing the total dividend for the year to 295 cents per share, 62,1% higher than the 182 cents paid in respect of the 2004 financial year. Absa's dividend cover has been reduced to 2,9 times owing to the Group's healthy capital position.

The Group's share price appreciated by 61,7% for the year under review owing to a significant rerating of the South African banking sector in general and Absa in particular, coupled with the Barclays offer to acquire a majority stake in the Group. The Barclays transaction, if approved by shareholders, will accelerate Absa's strategy of becoming the leading financial services business in South Africa and the pre-eminent bank on the African continent.

Buoyant retail market conditions enabled retail and commercial banking to post excellent results. Quality asset growth, increased transaction volumes and a reduction in the charge for the impairment of advances underpinned the performance of these business areas. Absa Financial Services capitalised on the strong banking performance to cross-sell its products and, assisted by the strong equity markets, achieved excellent operating results in all of its main businesses.

After a slow start to the year, the contribution from wholesale banking improved during the second six months of the financial year - despite the demand for credit in the corporate sector remaining sluggish. Absa Corporate and Merchant Bank's risk appetite for certain products and exposures has been reduced. This, together with a focus on providing customers with integrated solutions, has ensured that this area is well positioned for future growth.

Reported headline earnings from banking in other African countries were impacted by the strong rand, but these operations continue to make progress and are performing in line with expectations.

Diluted headline earnings per share

The options issued to Absa's staff share incentive trust, the employee share ownership programme (ESOP) and Batho Bonke Capital (Proprietary) Limited, Absa's black economic empowerment partner, have caused a dilution in headline earnings per share of 3,6% to 811,1 cents per share. As a consequence, the growth in fully diluted headline earnings per share was 18,8% compared with the previous financial year.

Accounting policies

AC 140 (IFRS 3) - Business Combinations - is an accounting statement that applies to the accounting for business combinations and any resultant goodwill for which the acquisition agreement date is on or after 31 March 2004.

In accordance with the statement, the amortisation of goodwill ceased with effect from 1 April 2004. However, goodwill needs to be tested for impairment at least annually. Accordingly, an impairment test was conducted on the carrying value of goodwill on the Group's balance sheet. The result of this assessment, which included the consideration of past performance and future prospects, resulted in an impairment charge of R107 million for the year under review.

The Group's financial statements comply in all material respects with South African Statements of Generally Accepted Accounting Practice, which are, other than as described above, consistent with those applied in the previous year.

The Group will adopt International Financial Reporting Standards (IFRS) for the new financial year. Although the full impact of IFRS was analysed, alignment with the policies of Barclays will be required if Absa's shareholders approve the Barclays offer to acquire a majority stake in the Group. Details of these elections made in terms of IFRS and their impact will be communicated in due course.

KPMG Inc. and Ernst & Young have audited the results for the year ended 31 March 2005. Their unqualified audit opinion is available for inspection at the registered office of Absa Group Limited.

Operating environment

Real economic activity improved further during the course of 2004/05, with the gross domestic product increasing by an estimated 4,2% on the previous year.

The improvement in domestic demand was the main cause of the accelerating growth trend during the first half of the financial year. Household consumption expenditure continued to expand rapidly during the second half of the 2004/05 financial year.

However, the mining sector eventually started to succumb to the effects of the strong rand and, despite the global economy experiencing one of its best growth rates in a number of decades and high and rising commodity prices, the further strengthening of the rand created some challenges for South African exporters.

In addition to this, agriculture had to contend with weak domestic and global food commodity prices. Manufacturing production growth also started to lose momentum during the early part of 2005.

Fortunately these effects were offset by relatively low inflation and interest rates, which edged down again in August 2004. This, together with other factors such as rising disposable incomes, facilitated a further improvement in the borrowing capacity of households. A moderate rebound in the corporate sector's financing demand served to underpin the strong growth in total loans and advances extended to the private sector during the year.

Group performance

Net interest income increased by 8,7% because of strong advances growth of 20,6%, offset by a decline of 13 basis points in the net interest margin. This decline is primarily attributable to the reduced margin earned on the Group's capital and savings and cheque deposits in the lower interest rate environment, a slight change in the funding mix in favour of wholesale deposits and the impact of increased competition on customer lending rates.

The low interest rate environment continues to have a positive impact on the affordability of consumer credit as well as debt servicing costs. Household debt relative to disposable income was at approximately 57,5% during the last quarter of the financial year, up from 52,6% a year ago, but debt cost to disposable income is at its lowest level in 20 years.

This, together with the maintenance of prudent credit approval criteria and further enhancements to credit management techniques, supported the continued improvement in the quality of the advances book. As a result, the charge for the impairment of advances to average advances decreased to 0,52% (March 2004: 0,90%). Non-performing advances as a percentage of total advances decreased from 3,8% (March 2004) to 2,2% at 31 March 2005.

Non-interest income as a percentage of operating income improved marginally from 52,5% to 53,0%. For the year under review, the growth of 16,3% in annuity-based transaction fees, representing 65,5% of total non-interest income, was particularly pleasing. Areas contributing to this growth included increased transaction volumes, specifically in electronic banking and card processing.

Gross trading income improved somewhat during the second half of the financial year, but was still lower than that earned in the 2004 financial year. A reduced risk appetite for proprietary trading and non-directional markets resulted in lower earnings.

Insurance-related income benefited from the increased volumes generated by the retail banking business units, new products, product bundling and improved underwriting loss ratios. The listed equities investment portfolio

held by Financial Services returned R30[illegible] million, compared with an appreciation of R317 million for the previous financial year.

The cost-to-income ratio, at 56,8%, edged closer to the Group's objective of lowering this ratio to the mid-fifties. This was achieved despite substantial investments in the expansion of the Group's delivery footprint and compliance initiatives of a regulatory nature. Operating expenditure increased by 9,3% compared with top-line income growth of 9,8%.

Segmental reporting

Retail banking

Retail banking increased its headline earnings contribution by 35.9% to R2 406 million, with strong performances from all segment and product business units. Mortgage and credit card advances grew by 24,7% and 22,8% respectively. Growth in fees and commissions amounted to 20,6%, primarily owing to increased transaction volumes. The increase in customer numbers from 5,7 million to 6,9 million during the financial year was encouraging.

The strong growth in residential property values over the past few years had a notably positive impact on the net worth of customers, with an accompanying marked improvement in credit quality. The credit impairment charge in the retail market declined by 40,8%. This charge, as a percentage of average advances, was reduced to 30 basis points.

During the year under review, 14 new staffed outlets were opened, and a further 31 were upgraded. An additional 576 automated teller machines were rolled out - in traditional business areas and historically disadvantaged communities. The improved service levels and reach as a result of this expansion will enhance the Group's ability to comply with the financial sector charter and will further enable the Group to deliver sustainable earnings growth.

Commercial banking

The commercial banking segment continued its impressive headline earnings growth, up 41,4% on last year because of solid advances and deposit growth and improved credit quality.

The lower interest rate environment, coupled with low vehicle price inflation, stimulated the motor industry, resulting in Absa Vehicle and Asset Finance (AVAF) achieving record levels of new business volumes. New business referred by dealers increased as a consequence of the growing number of strategic alliances and joint finance companies formed between AVAF and major dealer groups and manufacturers. The focus on achieving diversification outside the motor vehicle industry paid dividends and contributed to AVAF's impressive earnings growth.

A successful customer acquisition drive and the buoyant property market further boosted strong advances and earnings growth from commercial property finance. This, together with the focus on cost optimisation and enhanced process efficiencies in Business Banking Services, resulted in headline earnings growth of 43,3%.

Business Banking Services retained its leading market position in the public sector and has gained market share in agribusiness and the large and medium business segments.

Wholesale and international banking

Following the relatively weak earnings performance of the first six months, the review of the Group's wholesale and international banking strategy began to pay dividends during the latter months of the financial year. As a result, headline earnings grew by 23,2% compared with the previous financial year.

Merchant banking, particularly the capital and debt markets and debt solutions, posted strong performances, ably assisted by transactions in the project finance area. Commodity finance in the Group's offshore operations performed satisfactorily because of strong commodity prices and demand, especially from China. The balance sheets of the international operations contracted during the year, in line with the Group's reduced risk appetite in these markets. Their contribution to Group earnings improved compared with the previous year.

Declaration of ordinary dividend number 37

Shareholders are advised that a final dividend of 200 cents per ordinary share was declared on 9 May 2005 and is payable to shareholders recorded in the register of members of the company at the close of business on Friday, 24 June 2005.

In compliance with the requirements of Strate, the electronic settlement and custody system used by the JSE Securities Exchange South Africa, the following salient dates for the payment of the dividend are applicable:

Last day to trade cum-dividend	Friday, 17 June 2005
Shares commence trading ex-dividend	Monday, 20 June 2005
Record date	Friday, 24 June 2005
Payment of dividend	Monday, 27 June 2005

Share certificates may not be dematerialised or rematerialised between Monday, 20 June 2005 and Friday, 24 June 2005, both days inclusive.

On Monday, 27 June 2005, the dividend will be electronically transferred to the bank accounts of certificated shareholders who use this facility. In respect of those who do not, cheques dated 27 June 2005 will be posted on or about that date. The accounts of shareholders who have dematerialised their shares (which are held at their central securities depository participant or broker) will be credited on Monday, 27 June 2005.

On behalf of the board

W R Somerville

Group secretary

30 May 2005

Other African operations

Good operational performances from African operations outside South Africa were not sufficient to offset the impact of the strong rand and the headline earnings contribution remained in line with the previous year. Subsequent to the year-end, regulatory approval was received for the acquisition of a controlling stake in Banco Comercial Angolano in Angola.

Financial services

The Group's bancassurance model again proved its worth, with improved cross-selling and product penetration levels contributing to the strong operational performance. Underwriting results remain healthy and equity markets grew handsomely for the second consecutive year.

Favourable weather conditions, the correction of under-insurance levels, increased non-mortgage-related business and efficient claims management assisted the short-term insurance company to post record underwriting results.

The life assurance operation has maintained its efficiency to maximise the profitability of strong new business inflows. This, together with equity market gains, enabled the posting of earnings growth of 34,6% off the high earnings base of the previous year.

Net asset value and capital adequacy

The net asset value of the Absa Group increased by 21,5% from 2 996 cents per share to 3 640 cents per share owing to the strong operational performance.

On the basis of the prescribed consolidated capital requirements of the South African Reserve Bank (SARB), the Group's capital stood at 12,2% of risk-weighted assets at 31 March 2005 (March 2004: 13,0%). Absa Bank's primary capital ratio was 8,3% (March 2004: 7,7%) and the secondary capital ratio was 3,4% (March 2004: 4,6%).

Approach by Barclays Bank PLC

Barclays Bank PLC (Barclays), a leading international financial services institution, recently announced its formal offer to Absa shareholders to acquire a controlling stake in the Group. The transaction, still to be approved by shareholders, will be the largest foreign direct investment in South Africa's history and underlines the commitment of Barclays to both Absa and South Africa. The Barclays offer will enable Absa to enhance its South African franchise and sends a positive signal to international capital markets about South Africa as an investment destination.

Absa will retain its South African character and will continue to be listed on the JSE Securities Exchange South Africa. The transaction will create value for all Absa's stakeholders and will improve the Group's competitiveness.

Prospects

Demand for credit growth is expected to be buoyant for the near term. Inflation and interest rates are expected to remain stable, although the possibility of a further downward adjustment in interest rates cannot be ruled out. In view of the low interest rate environment, interest rate margins are likely to contract further over the next year, but continued good advances growth - albeit at a slower pace - and sound credit quality should counter any negative impact on the Group's net interest margins.

The Group is well positioned to sustain its good performances of the past three years. The Barclays transaction, if approved by shareholders, will add impetus to this performance. Shareholders should note that a successful conclusion to the Barclays transaction could result in Absa's year-end changing from March to December, resulting in a nine-month financial reporting period for the period ending 31 December 2005

On behalf of the board

D C Cronjé	S F Booysen
Chairman	Group chief executive

30 May 2005